SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2006

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Financial Statements

As of December 31, 2006 and 2005 and For the Year Ended December 31, 2006

Contents

Reports of Independent Registered Public Accounting Firm	1-2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Supplemental Schedules:	10

Schedule of Assets (Held at Year-End)	11

Schedule of Reportable Transactions	12

Consent of Independent Registered Public Accounting Firms	Exhibit 23.1
Exhibit 23.2

Schedules Omitted:

The following schedules are omitted because of the absence of conditions under which they are required:

Obligations in Default

Leases in Default

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants
Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan
Pikeville, Kentucky

We have audited the accompanying statement of net assets available for benefits of the Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of assets (held at year end) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the 2006 basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the 2006 basic financial statements taken as a whole.

/s/BKD, LLP
Louisville, Kentucky
June 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan
Pikeville, Kentucky

We have audited the accompanying statement of net assets available for benefits of Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2005.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2005 statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP
Louisville, Kentucky
June 26, 2006

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Cash	$46,148	$0

Investments at fair value:
Community Trust Bancorp, Inc. common stock	44,633,454	33,990,835
Mutual funds	15,838,504	13,508,230
Cash equivalents	4,514,250	4,121,579
Total investments	64,986,208	51,620,644

Accrued interest and dividends receivable	173,631	313,055
Net assets available for benefits	$65,205,987	$51,933,699

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Contributions:
Participant contributions	$2,105,961
Employer contributions	2,121,494
Participant rollovers and transfers	45,996
Total contributions, rollovers, and transfers	4,273,451

Investment income:
Net appreciation in fair value of investments	13,098,432
Interest and dividends	1,507,912
Total investment income	14,606,344

Deductions:
Benefits paid to participants	(5,607,507)

Increase in net assets	13,272,288

Net assets available for benefits
Beginning of year	51,933,699

End of year	$65,205,987

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2006 and 2005, and For the Year Ended December 31, 2006

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Through December 31, 2006, CTBI had combined its Employee Stock Ownership Plan with its 401(k) Plan in the form of a KSOP.  Effective January 1, 2007, the Plan was amended creating a separate Employee Stock Ownership Plan (ESOP) and a separate 401(k) Plan.

On June 10, 2005, CTB, the bank subsidiary of CTBI, completed the acquisition of Heritage Community Bank of Danville, Kentucky.  The net assets of the Heritage Community Bank 401(k) Profit Sharing Plan, totaling $88,650 from 11 eligible participants, were transferred into the Plan and have been included in “Total contributions, rollovers, and transfers” on the Statement of Changes in Net Assets Available for Benefits.

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2006 and 2005, the maximum amount of voluntary contributions was $15,000 and $14,000, respectively.  During 2006 and 2005, CTBI made matching contributions equal to 50% of the first 8% of each participant’s deferred compensation contributions for the plan year, up to a total of 4% of such participant’s compensation.

In addition, each year CTBI may make a discretionary contribution to the Plan in an amount not less than 3% of the compensation, as defined, of each participant.  The discretionary contributions are non-participant directed and are made directly to the CTBI company stock fund.  During 2006 and 2005, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Investments

The Plan provides for the establishment of a variety of investment funds and a CTBI company stock fund.  These investment funds are participant directed.  Employer discretionary contributions are automatically invested in CTBI common stock; therefore, the CTBI company stock fund includes both participant and non-participant directed funds.  Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Otherwise, the participant is entitled to the full value of his account less the value of the employer contributions.  Forfeited employer contributions are allocated to the accounts of participants.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over any period of time not exceeding the joint life expectancy of the participant and his or her designated beneficiary.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Cash Equivalents

The Plan considers investments in money market funds to be cash equivalents.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded to the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2006 and 2005:

	2006	2005
	Fair Value	Fair Value
CTBI Common Stock, 1,074,728 (2006) and 1,105,393 (2005) shares	$44,633,454	$33,990,835

Goldman Sachs FS Gov’t MM FD #465, 4,308,047 (2006) and 3,898,192 (2005) shares	$4,308,047	$3,898,192

Vanguard Total Bond Market #84, 313,873 (2006) and 229,527 (2005) units	$3,135,594	$3,013,242

Vanguard Index Fund TR 500 Portfolio #40, 71,173 (2006) and 72,426 (2005) units	$9,294,556	$8,323,296

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,098,432, as follows:

2006
CTBI Common Stock	$10,587,710
Mutual funds	2,510,722
Net appreciation in fair value of investments	$13,098,432

4.  Non-Participant Directed Investments

The Plan’s only non-participant directed transactions are contained within the CTBI company stock fund, which includes both participant and non-participant directed transactions.  Information about the net assets and the significant components of the changes in net assets relating to the CTBI company stock fund is as follows:

	2006	2005
Net assets
CTBI common stock	$44,633,454	$33,990,835

Changes in net assets:
Purchases	$1,322,922
Dividends	989,291
Net appreciation in fair value of investments	10,587,710
Benefits paid to participants	(2,257,304)
Net change	$10,642,619

5.  Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification.  The Plan has been amended since receiving the Internal Revenue Service ruling.  However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan's financial statements.

6.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

7.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2006	2005
CTBI Common Stock	$44,633,454	$33,990,835

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were approximately $276,310 and $193,814 at December 31, 2006 and 2005, respectively.

9.  Subsequent Events

Decline in Market Value

Subsequent to December 31, 2006, the stock market experienced a significant decline in value.  As of June 27, 2007, the fair value of the Plan's portfolio of Community Trust Bancorp, Inc. common stock declined by approximately 21% or $9.3 million.  The Plan has no immediate intention to liquidate any significant portion of the portfolio.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i--
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)

December 31, 2006

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares	Cost	Current Value

Mutual Funds
American Advantage S/C V- PN	Equity Mutual Fund, 7,311 units	**	$155,014

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 33,186 units	**	1,291,294

Harbor International Fund #11	Equity Mutual Fund, 16,114 units	**	999,721

Meridian Growth Fund Inc	Equity Mutual Fund, 3,042 units	**	119,383

Vanguard Explorer Fund- Inv	Equity Mutual Fund, 1,181 units	**	88,299

Vanguard Index Tr 500 Port #40	Equity Mutual Fund, 71,173 units	**	9,294,556

Vanguard Index Trust Growth #9	Equity Mutual Fund, 4,876 units	**	145,180

Vanguard Windsor II Fund –Inv	Equity Mutual Fund, 14,678 units	**	510,085
			12,603,532
Fixed Mutual Funds
Vanguard Short Term Bond Index #132	Fixed Bond Fund, 10,048 units	**	99,379

Vanguard Total Bond Market #84	Fixed Bond Fund, 313,873 units	**	3,135,594
			3,234,972
Cash Equivalents
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 4,308,047 shares	**	4,308,047

SEI Daily Income Gov’t II Fund #36	Money Market Fund, 206,202 shares	**	206,203
			4,514,250
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 1,074,728 shares	$16,044,964	44,633,454

Total assets held for investment purposes		$16,044,964	$64,986,208

* Indicates a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j--
EIN 61-0979818, Plan #006
Schedule of Reportable Transactions

For the Year Ended December 31, 2006

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. Common Stock		$2,644,822	19	$2,520,484	$124,339

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Community Trust Bancorp, Inc.

Date: June 29, 2007	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/ Kenneth R. Earley
Kenneth R. Earley
Senior Vice President/Director of Human Resources

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President and Treasurer